EXHIBIT 12.2

FORM 10-Q
PACCAR FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT
BETWEEN THE COMPANY AND PACCAR
(Millions of Dollars)

	Three Months Ended March 31	
	2003	2002
FIXED CHARGES		
Interest expense	$ 22.8	$ 31.8
Facility and equipment rental	.5	.4
TOTAL FIXED CHARGES	$ 23.3	$ 32.2
EARNINGS		
Income before taxes	$ 17.0	$ 3.6
Depreciation	5.8	3.0
	22.8	6.6
Fixed charges	23.3	32.2
EARNINGS AS DEFINED	$ 46.1	$ 38.8
RATIO OF EARNINGS TO FIXED CHARGES	1.98x	1.21x